Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 17, 2021

Investor Updates September 2021Investor Updates September 2021

Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been generic reference to our contractual relationship with such party. prepared to assist interested parties in making their own evaluation with respect to a potential business Forward Looking Statements combination between IonQ, Inc. (“IonQ”) and dMY Technology Group, Inc. III (“dMY”) and the related transactions Certain statements included in this Presentation that are not historical facts are forward-looking statements for (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. the party or the parties to whom they have been provided by representatives of IonQ and dMY. By accepting Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data statements of historical matters. These forward-looking statements include, but are not limited to, statements contained herein to any other person without the prior written consent of IonQ or dMY, (b) is not subject to any regarding estimates and forecasts of other financial and performance metrics and projections of market contractual or other obligation to disclose these materials to any other person or entity, (c) will return these opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, materials, and any other materials that the recipient may have received in the course of considering an and on the current expectations of the respective management of IonQ and dMY and are not predictions of investment in dMY and IonQ and (d) will promptly notify IonQ and dMY and their respective representatives of actual performance. These forward-looking statements are provided for illustrative purposes only and are not any unauthorized release, disclosure or use of these materials or the information and data contained herein. intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a Furthermore, all or a portion of the information contained in these materials may constitute material non-public definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict information of IonQ, dMY and their affiliates, and other parties that may be referred to in the context of those and will differ from assumptions. Many actual events and circumstances are beyond the control of IonQ and discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a dMY. These forward-looking statements are subject to a number of risks and uncertainties, including changes in person from purchasing or selling securities of a person with tradeable securities from communicating such domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to information to any other person under circumstances in which it is reasonably foreseeable that such person is successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory likely to purchase or sell such securities. approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Certain information included herein describes or assumes the expected terms that will be included in the the combined company or the expected benefits of the Proposed Business Combination or that the approval of agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are the stockholders of dMY or IonQ is not obtained; failure to realize the anticipated benefits of the Proposed under negotiation and subject to change. The consummation of the Proposed Business Combination is also Business Combination; risks relating to the uncertainty of the projected financial information with respect to subject to other various risks and contingencies, including customary closing conditions. There can be no IonQ; risks related to the performance of IonQ’s business and the timing of expected business or revenue assurance that the Proposed Business Combination will be consummated with the terms described herein or milestones; the effects of competition on IonQ’s business; the amount of redemption requests made by dMY’s otherwise. As such, the subject matter of these materials is evolving and us subject to further change by IonQ stockholders; the ability of dMY or IonQ to issue equity or equity-linked securities or obtain debt financing in and dMY in their joint and absolute discretion. connection with the Proposed Business Combination or in the future; and those factors discussed in dMY’s final prospectus that forms a part of dMY’s Registration Statement on Form S-4 (Reg. No. 333-254840), filed with the Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. SEC pursuant to Rule 424(b)(3) on August 12, 2021 (the “Proxy Statement”) under the heading “Risk Factors,” jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or and other documents dMY has filed, or will file, with the SEC. If any of these risks materialize or our assumptions determined that this Presentation is truthful or complete. No representations or warranties, express or implied, prove incorrect, actual results could differ materially from the results implied by these forward-looking are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will statements. There may be additional risks that neither dMY nor IonQ presently know, or that dMY nor IonQ dMY, IonQ or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, currently believe are immaterial, that could also cause actual results to differ from those contained in the employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit forward-looking statements. In addition, forward-looking statements reflect dMY’s and IonQ’s expectations, arising from the use of this Presentation, its contents, its omissions, reliance on the information contained plans, or forecasts of future events and views as of the date of this Presentation. dMY and IonQ anticipate that within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry subsequent events and developments will cause dMY’s and IonQ’s assessments to change. However, while dMY and market data used in this Presentation have been obtained from third-party industry publications and and IonQ may elect to update these forward-looking statements at some point in the future, dMY and IonQ sources as well as from research reports prepared for other purposes. Neither dMY nor IonQ has independently specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. representing dMY’s and IonQ’s assessments of any date subsequent to the date of his Presentation. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all Accordingly, undue reliance should not be placed upon the forward-looking statements. of the information that may be required to make a full analysis of IonQ or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IonQ and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this 2Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been generic reference to our contractual relationship with such party. prepared to assist interested parties in making their own evaluation with respect to a potential business Forward Looking Statements combination between IonQ, Inc. (“IonQ”) and dMY Technology Group, Inc. III (“dMY”) and the related transactions Certain statements included in this Presentation that are not historical facts are forward-looking statements for (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. the party or the parties to whom they have been provided by representatives of IonQ and dMY. By accepting Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data statements of historical matters. These forward-looking statements include, but are not limited to, statements contained herein to any other person without the prior written consent of IonQ or dMY, (b) is not subject to any regarding estimates and forecasts of other financial and performance metrics and projections of market contractual or other obligation to disclose these materials to any other person or entity, (c) will return these opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, materials, and any other materials that the recipient may have received in the course of considering an and on the current expectations of the respective management of IonQ and dMY and are not predictions of investment in dMY and IonQ and (d) will promptly notify IonQ and dMY and their respective representatives of actual performance. These forward-looking statements are provided for illustrative purposes only and are not any unauthorized release, disclosure or use of these materials or the information and data contained herein. intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a Furthermore, all or a portion of the information contained in these materials may constitute material non-public definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict information of IonQ, dMY and their affiliates, and other parties that may be referred to in the context of those and will differ from assumptions. Many actual events and circumstances are beyond the control of IonQ and discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a dMY. These forward-looking statements are subject to a number of risks and uncertainties, including changes in person from purchasing or selling securities of a person with tradeable securities from communicating such domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to information to any other person under circumstances in which it is reasonably foreseeable that such person is successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory likely to purchase or sell such securities. approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Certain information included herein describes or assumes the expected terms that will be included in the the combined company or the expected benefits of the Proposed Business Combination or that the approval of agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are the stockholders of dMY or IonQ is not obtained; failure to realize the anticipated benefits of the Proposed under negotiation and subject to change. The consummation of the Proposed Business Combination is also Business Combination; risks relating to the uncertainty of the projected financial information with respect to subject to other various risks and contingencies, including customary closing conditions. There can be no IonQ; risks related to the performance of IonQ’s business and the timing of expected business or revenue assurance that the Proposed Business Combination will be consummated with the terms described herein or milestones; the effects of competition on IonQ’s business; the amount of redemption requests made by dMY’s otherwise. As such, the subject matter of these materials is evolving and us subject to further change by IonQ stockholders; the ability of dMY or IonQ to issue equity or equity-linked securities or obtain debt financing in and dMY in their joint and absolute discretion. connection with the Proposed Business Combination or in the future; and those factors discussed in dMY’s final prospectus that forms a part of dMY’s Registration Statement on Form S-4 (Reg. No. 333-254840), filed with the Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. SEC pursuant to Rule 424(b)(3) on August 12, 2021 (the “Proxy Statement”) under the heading “Risk Factors,” jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or and other documents dMY has filed, or will file, with the SEC. If any of these risks materialize or our assumptions determined that this Presentation is truthful or complete. No representations or warranties, express or implied, prove incorrect, actual results could differ materially from the results implied by these forward-looking are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will statements. There may be additional risks that neither dMY nor IonQ presently know, or that dMY nor IonQ dMY, IonQ or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, currently believe are immaterial, that could also cause actual results to differ from those contained in the employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit forward-looking statements. In addition, forward-looking statements reflect dMY’s and IonQ’s expectations, arising from the use of this Presentation, its contents, its omissions, reliance on the information contained plans, or forecasts of future events and views as of the date of this Presentation. dMY and IonQ anticipate that within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry subsequent events and developments will cause dMY’s and IonQ’s assessments to change. However, while dMY and market data used in this Presentation have been obtained from third-party industry publications and and IonQ may elect to update these forward-looking statements at some point in the future, dMY and IonQ sources as well as from research reports prepared for other purposes. Neither dMY nor IonQ has independently specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. representing dMY’s and IonQ’s assessments of any date subsequent to the date of his Presentation. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all Accordingly, undue reliance should not be placed upon the forward-looking statements. of the information that may be required to make a full analysis of IonQ or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IonQ and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this 2

Cautionary Notes (continued) Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. dMY and IonQ assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA and EBITDA Margin. IonQ defines EBITDA as net income (loss), adjusted for for interest expense, depreciation and amortization, stock-based compensation and income taxes. EBITDA Margin is EBITDA divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. IonQ believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about IonQ. IonQ’s management uses forward looking non-GAAP measures to evaluate IonQ’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore IonQ’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. 3Cautionary Notes (continued) Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. dMY and IonQ assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA and EBITDA Margin. IonQ defines EBITDA as net income (loss), adjusted for for interest expense, depreciation and amortization, stock-based compensation and income taxes. EBITDA Margin is EBITDA divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. IonQ believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about IonQ. IonQ’s management uses forward looking non-GAAP measures to evaluate IonQ’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore IonQ’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. 3

Quantum Computing Is Now, and IonQ Is Leading the Way

Best Measured Performance in Industry[1]

$65B
TAM By 2030 [2]

Large & Growing Market Opportunity

amazon
NEA
G/
Breakthrough Energy VENTURES

World-Class Investor Base (VC & PIPE)

accenture
UNIVERSITY OF MARYLAND
SoftBank Investment Advisers
tcs TATA CONSULTANCY SERVICES

Premier Partners & Customers

Projecting 3x Increase in 2021 Contract Bookings[3]

Triple Expected Systems Online

Microsoft Azure
aws
Google Cloud

Only Quantum Hardware Available on All Major Clouds

Amazon Braket
Qiskit
Cirq
Q# QDK
ProjectQ
PENNYLANE
XACC

Every Major Quantum Language & SDK Supported

1 Based on publicly-available data as of September 10, 2021
2 Prescient & Strategic Intelligence Private Limited, February 2020
3 Sales channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Bookings may include prepayments, cloud-based revenue, and signed contracts for future performance.

4

Transaction Highlights Seasoned Transaction Partner Well-Structured, High-Value PIPE Premier Investment Base (VC+PIPE) $350M PIPE PIPE greatly exceeds cash required to reach profitability PIPE lock-up >6 months post listing 55Transaction Highlights Seasoned Transaction Partner Well-Structured, High-Value PIPE Premier Investment Base (VC+PIPE) $350M PIPE PIPE greatly exceeds cash required to reach profitability PIPE lock-up >6 months post listing 55

IonQ Momentum: Deal Announcement to Today

April 2021
IonQ's Leading Systems Available Through IBM's Qiskit SDK

Qiskit

May 2021
IonQ Launches Research Credits Program To Support Pioneering Quantum Research

June 2021
IonQ's and Softbank Team Up To Expand Quantum Computing Access Globally

SoftBank Investment Advisers

June 2021
IonQ Adds Integration with Google Cirq, Making Systems Operable With All Major Quantum Software Frameworks

Cirq

June 2021
IonQ's Leading Hardware Becomes Only Available on All Three Major Providers

aws | Microsoft Azure | Google Cloud

July 2021
IonQ Positions Itself for Continued Leadership With Hires Including Chief People Officer Tom Jones

August 2021
IonQ Debuts Reconfigurable Multicore Quantum Architecture, Opening Door for Dramatically More Powerful Systems

September 2021
IonQ and University of Maryland Establish First-of-its-Kind National Quantum Lab (Q-Lab)

University of Maryland

September 2021
IonQ Triples Expectation for 2021 Contract Bookings

September 2021
IonQ and Accenture Collaborate to Accelerate Quantum Computing into the Enterprise accenture

200%
Projected Uplift For 2021 Total Contract Bookings[1]

Note IonQ timeline does not represent historic price performance. Transaction yet to close.
1 Sales channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Bookings may include prepayments, cloud-based revenue, and signed contracts for future performance.

6

PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS 01 Platform Updates 777PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS 01 Platform Updates 777

Only Quantum Hardware Available on All Major Clouds And still the only quantum hardware available on more than one... 8Only Quantum Hardware Available on All Major Clouds And still the only quantum hardware available on more than one... 8

The Only Hardware Available on All Major Quantum SDKs



Support At Deal Announcement
Downloads by Platform
CQC Pytket
ETH Zurich ProjectQ
Xanadu Pennylane
Amazon Braket SDK
IBM Qiskit
Microsoft Q#
Google Cirq
Support Today
Downloads by Platform
CQC Pytket
ETH Zurich ProjectQ
Xanadu Pennylane
Amazon Braket SDK
IBM Qiskit
Microsoft Q#
Google Cirq
Does Not Support IonQ Hardware
Supports IonQ Hardware

Note: Downloads are for month of August, via PyPistats.org. Does not include Rigetti Pyquil or Dwave System which are SDKs specific to their providers' hardware.

9

Bringing Quantum to Top Academic Institutions Research Credits Program builds relationships with academia and generates revenue from all three cloud partners • Researchers from Cambridge, UChicago, Harvard, MIT, Princeton, Oxford, and top institutions in Korea, the EU, Brazil, India and more • Research includes error correction, quantum machine learning; applications for chemistry, finance, pharmaceuticals, natural language processing and more • Program is fully funded by cloud partners, generating revenue for IonQ Sponsored Projects In Progress Funded by 59 10Bringing Quantum to Top Academic Institutions Research Credits Program builds relationships with academia and generates revenue from all three cloud partners • Researchers from Cambridge, UChicago, Harvard, MIT, Princeton, Oxford, and top institutions in Korea, the EU, Brazil, India and more • Research includes error correction, quantum machine learning; applications for chemistry, finance, pharmaceuticals, natural language processing and more • Program is fully funded by cloud partners, generating revenue for IonQ Sponsored Projects In Progress Funded by 59 10

PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS 02 Partnership Updates 11 11PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS 02 Partnership Updates 11 11

IonQ and Accenture Quantum Applications for the Modern Enterprise IonQ and Accenture are bringing quantum computing to global enterprises in a multi-year partnership that will leverage Accenture's go-to- market teams to broaden IonQ's customer reach 12 12IonQ and Accenture Quantum Applications for the Modern Enterprise IonQ and Accenture are bringing quantum computing to global enterprises in a multi-year partnership that will leverage Accenture's go-to- market teams to broaden IonQ's customer reach 12 12

IonQ and Fidelity Optimizing Asset Allocation, Electronic Trading and Pricing IonQ quantum computers are being used to explore multivariate machine learning techniques that could provide faster-to-train, more accurate models for portfolio management, electronic trading, asset pricing and more Quantum GAN Quantum CBM Target Distribution Classical GAN From training data After 20,000 Iterations After 1,000 Iterations After 26 Iterations For additional details: https://arxiv.org/abs/2109.06315 13 13IonQ and Fidelity Optimizing Asset Allocation, Electronic Trading and Pricing IonQ quantum computers are being used to explore multivariate machine learning techniques that could provide faster-to-train, more accurate models for portfolio management, electronic trading, asset pricing and more Quantum GAN Quantum CBM Target Distribution Classical GAN From training data After 20,000 Iterations After 1,000 Iterations After 26 Iterations For additional details: https://arxiv.org/abs/2109.06315 13 13

IonQ and Bulge Bracket Investment Bank Producing Superior Monte Carlo Simulations IonQ’s latest-generation system provided the first demonstration of quantum Monte Carlo simulation, paving the way for quantum enabled risk analysis and price simulation 14 14IonQ and Bulge Bracket Investment Bank Producing Superior Monte Carlo Simulations IonQ’s latest-generation system provided the first demonstration of quantum Monte Carlo simulation, paving the way for quantum enabled risk analysis and price simulation 14 14

IonQ and Softbank International Go-To-Market Partnership IonQ is helping Softbank bring quantum advantage to its broad portfolio 15 15IonQ and Softbank International Go-To-Market Partnership IonQ is helping Softbank bring quantum advantage to its broad portfolio 15 15

IonQ and University of Maryland Q-Lab: The First Commercial-Grade Quantum User Facility UMD has signed a multi-year, multi-million dollar contract to gain access to IonQ’s commercial-grade quantum compute services as part of the Q-Lab The state-of-the-art facility will provide UMD students and researchers with unprecedented access to IonQ hardware and expertise 16 16IonQ and University of Maryland Q-Lab: The First Commercial-Grade Quantum User Facility UMD has signed a multi-year, multi-million dollar contract to gain access to IonQ’s commercial-grade quantum compute services as part of the Q-Lab The state-of-the-art facility will provide UMD students and researchers with unprecedented access to IonQ hardware and expertise 16 16

IonQ and South Korea’s Q Center Research and Educational Alliance IonQ is enabling researchers, scientists, and students at Sungkyunkwan University and across South Korea to learn, develop, and deploy quantum applications on the world's leading quantum systems 17 17IonQ and South Korea’s Q Center Research and Educational Alliance IonQ is enabling researchers, scientists, and students at Sungkyunkwan University and across South Korea to learn, develop, and deploy quantum applications on the world's leading quantum systems 17 17

IonQ’s Partner Roster Validates Its Position As Industry Leader 18IonQ’s Partner Roster Validates Its Position As Industry Leader 18

IonQ Projects 3x Increase in 2021 Contract Bookings Summary Forecasted Financial Data ($M) Key Drivers & Commentary $70 IonQ is now projecting triple the amount of total contract bookings for 2021 from $60 $60 the previously announced target of $5 million. $50 IonQ believes this anticipated commercial success demonstrates the $40 real and rapidly accelerating need for $34 quantum computing and cements $30 IonQ's leadership position in quantum computing. $15 $20 $15 $5 IonQ anticipates these bookings to generate recognized revenue over the $1 0 next 36 months. $0 2021E 2022E 2023E 2024E 1 Bookings 1 Sales channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Bookings may include prepayments, cloud- based revenue, and signed contracts for future performance.. Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may 19 not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.IonQ Projects 3x Increase in 2021 Contract Bookings Summary Forecasted Financial Data ($M) Key Drivers & Commentary $70 IonQ is now projecting triple the amount of total contract bookings for 2021 from $60 $60 the previously announced target of $5 million. $50 IonQ believes this anticipated commercial success demonstrates the $40 real and rapidly accelerating need for $34 quantum computing and cements $30 IonQ's leadership position in quantum computing. $15 $20 $15 $5 IonQ anticipates these bookings to generate recognized revenue over the $1 0 next 36 months. $0 2021E 2022E 2023E 2024E 1 Bookings 1 Sales channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Bookings may include prepayments, cloud- based revenue, and signed contracts for future performance.. Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may 19 not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

PICTURED: TEST OPTICS IN R&D LAB 03 Technology Updates 20 20PICTURED: TEST OPTICS IN R&D LAB 03 Technology Updates 20 20

IonQ Executes on Research-Validated Scaling Strategy



High-Performance Ion Trap & QPU Technology

- ✔ New Trap Technology (EGT)
- ✔ Increased Qubit Count
- ✔ Multiple Compute Zones
- ✔ Multilayer Trap Technology
- ✔ Photonic Integrated Circuits
- ✔ Faster Quantum Gates



Reconfigurable Multicore Architecture

- ✔ Reconfigurable Multicore Quantum Architecture (RMQA)
- ✔ Reconfigurable qubit addressing technology
- ✔ Sympathetic Cooling
- ✔ Partial Measurements
- ✔ Additional Cores
- ✔ Parallel Computation



Integration & Reduction of Footprint

- ✔ Mini-UHV Technology
- ✔ Rack-mount Lasers
- ✔ Rack-mount QPUs
- ✔ Integrated Optics
- ✔ Integrated Electronics



Photonic Interconnect Technology

- ✔ High-speed, high-fidelity photonic interface
- ✔ Multi-QPU Entanglement
- ✔ Optical Cross-connect
- ✔ Fully-connected Modular Architecture
- ✔ Quantum Error Correction

✔ Integrated into IonQ Hardware

✔ Demonstrated in Academic Research

21

EGT Series Traps Pave the Way for Future Scale Patent-pending Evaporated Glass Trap technology enables breakthrough achievements: • greater stability • precise control • higher qubit count 22 22EGT Series Traps Pave the Way for Future Scale Patent-pending Evaporated Glass Trap technology enables breakthrough achievements: • greater stability • precise control • higher qubit count 22 22

Reprogrammable Multicore Quantum Architecture Industry first creates potential for large numbers of qubits and dramatically more powerful quantum computers 23Reprogrammable Multicore Quantum Architecture Industry first creates potential for large numbers of qubits and dramatically more powerful quantum computers 23

Ahead of Projections in System Manufacturing 2021 2022 2023 2024 2025 2026 PIPE Projection In Service Note: Online systems include systems built in previous years and carried forward. Expected system lifetime is dependent on demand and technological advancement. 24Ahead of Projections in System Manufacturing 2021 2022 2023 2024 2025 2026 PIPE Projection In Service Note: Online systems include systems built in previous years and carried forward. Expected system lifetime is dependent on demand and technological advancement. 24

PICTURED: IONQ HARDWARE 04 Industry Updates 25 25PICTURED: IONQ HARDWARE 04 Industry Updates 25 25

Quantum Computing Is the Next Space Race Joe Biden Angela Merkel Emmanuel Macron Amanda Solloway President of The United States of Chancellor of Germany President of France Science Minister, UK America We’re going to invest in … the As far as research into Quantum strategy is of Artificial intelligence and “ “ “ “ industries of the future— quantum technologies is paramount importance … quantum computing have the artificial intelligence, quantum concerned, Germany is among Quantum technologies are potential to revolutionize computing, biotech. And we’re the best of the world, and we among the few keys to the everything from the way we going to make real investments. intend to remain amongst the future that France absolutely travel to the way we shop. best of the world. must have in hand. 26Quantum Computing Is the Next Space Race Joe Biden Angela Merkel Emmanuel Macron Amanda Solloway President of The United States of Chancellor of Germany President of France Science Minister, UK America We’re going to invest in … the As far as research into Quantum strategy is of Artificial intelligence and “ “ “ “ industries of the future— quantum technologies is paramount importance … quantum computing have the artificial intelligence, quantum concerned, Germany is among Quantum technologies are potential to revolutionize computing, biotech. And we’re the best of the world, and we among the few keys to the everything from the way we going to make real investments. intend to remain amongst the future that France absolutely travel to the way we shop. best of the world. must have in hand. 26

National Investment in Quantum Continues to Grow Quantum Canada: CA$1.36b = $1.1b United Kingdom: £$1b = $1.3b Netherlands: 756m € = $904m Germany: 2.5b € = $3.1b China: $10b Russia: ₽50b = $663m South Korea: ₩44.5b = $37m Japan: ¥50b = $470m Singapore: S$150m = $109m Taiwan: NT$8b = $282m Australia: AU$130m = $98.5m New Zealand: $36.75m India: ₹73b= $1bn France: 1.8b € = $2.2b Global National Investment Austria: 107m € = 127m 2016–2021 (est.) Israel: 1.2₪b= $380m European Quantum Flagship: 1b € = $1.1b $24.2B US National Quantum Initiative: $1.2b 27 Source: Adapted from Overview on quantum initiatives worldwide, July 2021, QURECA Ltd.National Investment in Quantum Continues to Grow Quantum Canada: CA$1.36b = $1.1b United Kingdom: £$1b = $1.3b Netherlands: 756m € = $904m Germany: 2.5b € = $3.1b China: $10b Russia: ₽50b = $663m South Korea: ₩44.5b = $37m Japan: ¥50b = $470m Singapore: S$150m = $109m Taiwan: NT$8b = $282m Australia: AU$130m = $98.5m New Zealand: $36.75m India: ₹73b= $1bn France: 1.8b € = $2.2b Global National Investment Austria: 107m € = 127m 2016–2021 (est.) Israel: 1.2₪b= $380m European Quantum Flagship: 1b € = $1.1b $24.2B US National Quantum Initiative: $1.2b 27 Source: Adapted from Overview on quantum initiatives worldwide, July 2021, QURECA Ltd.

Private Investment in Quantum Continues to Grow Capital Invested in Quantum Computing Companies ($B) $2.5 $2.0 $1 .5 $1 .0 $0.5 $0.0 2014 2015 2016 2017 2018 2019 2020 2021 Source: Pitchbook via The Information Note: Totals are through July 2021 28Private Investment in Quantum Continues to Grow Capital Invested in Quantum Computing Companies ($B) $2.5 $2.0 $1 .5 $1 .0 $0.5 $0.0 2014 2015 2016 2017 2018 2019 2020 2021 Source: Pitchbook via The Information Note: Totals are through July 2021 28

Quantum Computing Is Now, and IonQ Is Leading the Way

Best Measured Performance in Industry[1]

$65B

TAM By 2030 [2]

Large & Growing Market Opportunity

amazon

NEA

G/

Breakthrough Energy VENTURES

World-Class Investor Base (VC & PIPE)

accenture

UNIVERSITY OF MARYLAND

SoftBank Investment Advisers

tcs | TATA CONSULTANCY SERVICES

Premier Partners & Customers

Projecting 3x Increase in 2021 Contract Bookings[3]

Triple Expected Systems Online

Microsoft Azure

aws

Google Cloud

Only Quantum Hardware Available on All Major Clouds

Amazon Braket

Qiskit

Cirq

Q# QDK

ProjectQ

PENNYLANE

XACC

Every Major Quantum Language & SDK Supported

1 Based on publicly-available data as of September 10, 2021

2 Prescient & Strategic Intelligence Private Limited, February 2020

3 Sales channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Bookings may include prepayments, cloud-based revenue, and signed contracts for future performance.

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3030

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About IonQ

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32-qubit quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit http://www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company founded by Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021 and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

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No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

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